@tickersymbolyou Flagship Fund - April 2025


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tsy
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That's why it's SO IMPORTANT to diversify your investments with assets that don't correlate to the stock market. The problem is most alternative assets either have high minimums, like private equity, or they're high risk, like cryptocurrencies.


FUNDRISE
FLAGSHIP FUND
tsy
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6:54 / 16:31

That's where the Fundrise Flagship Real Estate Fund, who is making this video possible, can help you. They give you access to invest in some of the best real estate strategies WITHOUT breaking the bank!


FUNDRISE
FLAGSHIP FUND
Invest in $1.2 billion of real estate
Consistent growth over time is a timeless — if not trendy — way to build real wealth. Our $1.2 billion* real estate fund aims to give your portfolio a new level of balance, growing your net worth for decades to come.
4,700+ single-family rental homes
Flexible minimums starting at just $10
3.3+ million square feet of industrial facilities
Quarterly, penalty-free withdrawals
tsy
7:20 / 16:31

Real Estate investments usually need a lot of up-front capital, but The Fundrise Flagship Fund gives everyday investors access to high-demand single-family rentals, affordable multifamily apartments, cutting-edge industrial warehouses, AND commercial facilities –

all in one portfolio designed for diversification AND long-term earning potential, with an access point starting at 10 dollars.

They also have an impressive track record, already managing over $7 BILLION dollars of real estate across hundreds of high-value properties.


FUNDRISE
FLAGSHIP FUND
DISCLAIMER: AS IT RELATES TO THE FUNDRISE FLAGSHIP FUND ("THE FUND"), CAREFULLY CONSIDER THE INVESTMENT OBJECTIVES, RISKS, CHARGES AND EXPENSES OF THE FUND BEFORE INVESTING. THIS AND OTHER INFORMATION CAN BE FOUND IN THE FUND'S PROSPECTUS FUNDRISE.COM/FLAGSHIP. READ THEM CAREFULLY BEFORE INVESTING.
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So, if you want access to some of the best real estate across multiple investment strategies, check out the Fundrise Flagship Real Estate Fund with my link below today!

As it relates to the Fundrise Flagship Fund ("The Fund"), carefully consider the investment objectives, risks, charges and expenses of The Fund before investing. This and other information can be found in The Fund's prospectus fundrise.com/flagship. Read them carefully before investing.

Hi there,

More properties in the Fundrise portfolio are now generating income.

Early in the Flagship Fund's life, many assets were in their acquisition and development phases. Over the past 18+ months, we've seen more projects complete construction, enter lease-up, and reach stabilization—typically defined as 90-95% occupancy.

One recent example: Main Street Townes at Lilburn, a 76-unit townhome community in the Atlanta metro area.

Where it started:

- Acquired in October 2022
- Located 30 minutes northeast of downtown Atlanta
- Purchased as part of our strategy to scale in strong suburban markets

Where it stands now:

- Construction completed in May 2024
- Achieved stabilization in September 2024
- Now fully leased and generating rental income

Why it matters:

- **Smart timing:** Acquired ahead of market recovery, positioning for long-term returns
- **Strong demand:** The affordability gap between homeownership and renting continues to drive demand
- **Portfolio impact:** As this property stabilizes, it strengthens the Fundrise portfolio and its income potential

What started as an acquisition in 2022 is now delivering real results.

Start investing in less than 5 minutes with as little as $10. Have a question or need help getting started, just reply to this email.

Best,
Thomas Eden
Senior Investor Relations Associate

P.S. In 2024, the Flagship Real Estate Fund delivered a return of 7.50%[1], handily outperforming the NAREIT All-REIT Index which returned 4.30%[2].

Disclaimer: An investor in the Fundrise Real Estate Interval Fund (the Flagship Fund) should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and may be obtained here. Investors should read the prospectus carefully before investing. The performance information presented above represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investor's investment will fluctuate so that such shares, when redeemed, may be worth more or less than their original cost.

---

1. This return figure represents the total return for the period indicated, including both distributions earned and change in share value, and assumes that all distributions are reinvested. This performance information represents past performance and does not guarantee future results. The investment return and principal value of an investor's investment will fluctuate so that such shares, when redeemed, may be worth more or less than their original cost. The total return for the Flagship Real Estate Fund since inception is 20.24%.

2. The National Association of Real Estate Investment Trusts (NAREIT) All US REITs index total return includes both dividends and capital gains / losses, for the period indicated. This index covers all publicly listed US REITs and is designed to present investors with a comprehensive family of REIT performance indexes that spans the commercial real estate space across the US economy, with exposure to all investment and property sectors. As an index, the FTSE NAREIT All REITs index is inherently not investable, and is presented for informational purposes only.

The Fundrise Real Estate Interval Fund (the Flagship Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. For more information, including the Prospectus, please visit fundriseintervalfund.com.

Hi there,

Another Fundrise investment has reached a major milestone.

When we acquired Blue Jay Commons, a 124-home build-for-rent community near Savannah, Georgia, in August 2023, our goal was to take advantage of market dislocation and secure a high-quality asset at an attractive price. Less than a year later, that investment was **fully stabilized and generating income**.

Where it started:

- Acquired in August 2023
- Located 30 minutes outside Savannah
- Secured at a time when many investors were still sitting on the sidelines

Where it stands now:

- Construction completed in April 2024
- Lease-up finished in late August 2024
- Now fully occupied and cash-flowing

Why this matters:

- **We moved early:** Acquiring high-quality properties ahead of the recovery creates long-term value.
- **Rental demand remains strong:** Rising homeownership costs continue to push demand for well-located, affordably priced rentals.
- **More income-producing assets in the portfolio:** Blue Jay Commons is now a fully stabilized contributor to the Flagship Fund's performance.

With a **7.50%[1] total return in 2024**, the **Flagship Real Estate Fund** continues to demonstrate the power of long-term, strategic investing.

If you're looking for a way to put your capital to work in real estate, now is the time. If you have any questions, just reply to this email.

As always, you can get started with just $10 and you'll gain instant access to our assets.

Best,
Thomas Eden
Senior Investor Relations Associate

Disclaimer: An investor in the Fundrise Real Estate Interval Fund (the Flagship Fund) should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and may be obtained here. Investors should read the prospectus carefully before investing. The performance information presented above represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investor's investment will fluctuate so that such shares, when redeemed, may be worth more or less than their original cost.

---

1. This return figure represents the total return for the period indicated, including both distributions earned and change in share value, and assumes that all distributions are reinvested. This performance information represents past performance and does not guarantee future results. The investment return and principal value of an investor's investment will fluctuate so that such shares, when redeemed, may be worth more or less than their original cost. The total return for the Flagship Real Estate Fund since inception is 20.24%.

The Fundrise Real Estate Interval Fund (the Flagship Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. For more information, including the Prospectus, please visit fundriseintervalfund.com.

FUNDRISE

The Fundrise Flagship Fund is open for investment



11:09
Flagship Real Estate Fund
Open
Real estate
PORTFOLIO ASSETS
Income-generatir apartments near Tampa, FL
Multifamily
Rental home community near Atlanta, GA
Build-for-rent
Industrial property near Phoenix, AZ
Industrial
7.5%
2024 Return[1]
$1.2B
Net Asset Value[2]

Invest now

Start investing in less than 5 minutes and with as little as $10.

Assets now generating income

Early in the Flagship Fund's life, many assets were in their acquisition and development phases. Over the past 18+ months, we've seen more projects complete construction, enter lease-up, and reach stabilization—typically defined as 90-95% occupancy. Here's one recent example of this transition:

Blue Jay Commons near Savannah, GA


Blue Jay Commons
Build-for-rent community

Where it started

In August 2023, Fundrise acquired a 124-home build-for-rent (BFR) community near **Savannah, Georgia**, taking advantage of market dislocation to secure a high-quality asset at an attractive price.

Where it stands now

- Construction completed in April 2024
- Achieved stabilization in late August 2024
- Demonstrates our thesis on the growing demand for single-family rental communities in high-growth Sunbelt markets

Why it matters

- **Acquired at the right time:** While most investors were sidelined, Fundrise moved early, securing a high-value asset ahead of market recovery.
- **Rental demand remains strong:** The cost gap between homeownership and renting keeps demand high for well-located, affordably priced rental communities.
- **Portfolio impact:** As this property stabilizes, it contributes to the shift from development to cash flow, strengthening Fundrise's income-generating portfolio.

The bottom line

What started as an opportunistic move in 2023 is now on track to deliver long-term value, reinforcing Fundrise's ability to execute in uncertain markets and capitalize on smart acquisitions.

With a **7.50%**[1] return in 2024—outpacing the NAREIT All-REIT Index at 4.30%[3]—the Flagship Real Estate Fund continues to prove the power of smart, long-term investing.

Take advantage of market opportunities today with as little as $10.

Add Fundrise to your portfolio

An investor in the Fundrise Real Estate Interval Fund (the Flagship Fund) should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and may be obtained here. Investors should read the prospectus carefully before investing. The performance information presented above represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investor's investment will fluctuate so that such shares, when redeemed, may be worth more or less than their original cost.

About the Flagship Fund

- 4,700+ single-family rental homes
- Flexible minimums starting at just $10
- 3.3+ million square feet of industrial facilities
- Quarterly, penalty-free withdrawals

Invest in real estate

WEBSITE | BLOG | FAQ | LOGIN

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1. This return figure represents the total return for the period indicated, including both distributions earned and change in share value, and assumes that all distributions are reinvested. This performance information represents past performance and does not guarantee future results. The investment return and principal value of an investor's investment will fluctuate so that such shares, when redeemed, may be worth more or less than their original cost. The total return for the Flagship Real Estate Fund since inception is 20.24%.

2. The net value of the fund's assets less its liabilities as of Mar 31, 2025.

3. The National Association of Real Estate Investment Trusts (NAREIT) All US REITs index total return includes both dividends and capital gains / losses, for the period indicated. This index covers all publicly listed US REITs and is designed to present investors with a comprehensive family of REIT performance indexes that spans the commercial real estate space across the US economy, with exposure to all investment and property sectors. As an index, the FTSE NAREIT All REITs index is inherently not investable, and is presented for informational purposes only.

The Fundrise Real Estate Interval Fund (the Flagship Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. For more information, including the Prospectus, please visit fundriseintervalfund.com.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional client capital contributions over time, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036

FUNDRISE

The Fundrise Flagship Fund is open for investment


11:09
Flagship Real Estate Fund
Open
Real estate
PORTFOLIO ASSETS
Income-generatir apartments near Tampa, FL
Multifamily
Rental home community near Atlanta, GA
Build-for-rent
Industrial property near Phoenix, AZ
Industrial
7.5%
2024 Return[1]
$1.2B
Net Asset Value[2]

Invest now

Start investing in less than 5 minutes and with as little as $10.

Assets now generating income

Early in the Flagship Fund's life, many assets were in their acquisition and development phases. Over the past 18+ months, we've seen more projects complete construction, enter lease-up, and reach stabilization—typically defined as 90-95% occupancy. Here's one recent example of this transition:

Main Street Townes at Lilburn near Atlanta, GA



Where it started

In October 2022, Fundrise acquired a 76-unit townhome community within the Main Street Townes at Lilburn community of Lilburn, Georgia, about 30 minutes northeast of downtown Atlanta.

Where it stands now

- Construction completed in May 2024
- Achieved stabilization in September 2024
- Successfully reached stabilization following completion
- Validates our approach to scaling in strong suburban markets

Why it matters

- **Timely acquisition:** Fundrise secured a high-quality asset in a growing market, positioning it ahead of the recovery.
- **Strong rental demand:** The affordability gap between renting and homeownership continues to drive demand for well-located, affordably priced rental communities.
- **Portfolio impact:** As this property stabilizes, it contributes to the shift from development to cash flow, strengthening Fundrise's income-generating portfolio.

The bottom line

What began as a strategic acquisition in 2022 is now delivering long-term value, reinforcing Fundrise's ability to execute in uncertain markets and capitalize on smart investments.

With a **7.50%**[1] return in 2024—outpacing the NAREIT All-REIT Index at **4.30%**[3] —the Flagship Real Estate Fund continues to prove the power of smart, long-term investing.

Take advantage of market opportunities today with as little as $10.

Add real estate to your portfolio

An investor in the Fundrise Real Estate Interval Fund (the Flagship Fund) should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and may be obtained here. Investors should read the prospectus carefully before investing. The performance information presented above represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investor's investment will fluctuate so that such shares, when redeemed, may be worth more or less than their original cost.

About the Flagship Fund

- 4,700+ single-family rental homes
- Flexible minimums starting at just $10
- 3.3+ million square feet of industrial facilities
- Quarterly, penalty-free withdrawals

Invest in real estate

---

1. This return figure represents the total return for the period indicated, including both distributions earned and change in share value, and assumes that all distributions are reinvested. This performance information represents past performance and does not guarantee future results. The investment return and principal value of an investor's investment will fluctuate so that such shares, when redeemed, may be worth more or less than their original cost. The total return for the Flagship Real Estate Fund since inception is 20.24%.

2. The net value of the fund's assets less its liabilities as of Mar 31, 2025.

3. The National Association of Real Estate Investment Trusts (NAREIT) All US REITs index total return includes both dividends and capital gains / losses, for the period indicated. This index covers all publicly listed US REITs and is designed to present investors with a comprehensive family of REIT performance indexes that spans the commercial real estate space across the US economy, with exposure to all investment and property sectors. As an index, the FTSE NAREIT All REITs index is inherently not investable, and is presented for informational purposes only.

The Fundrise Real Estate Interval Fund (the Flagship Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. For more information, including the Prospectus, please visit fundriseintervalfund.com.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional client capital contributions over time, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036